Exhibit 99.1

Market Announcement

5 July 2019

Immutep Limited (ASX: IMM) – Trading Halt

Description

The securities of Immutep Limited (‘IMM’) will be placed in trading halt at the request of IMM, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Tuesday, 9 July 2019 or when the announcement is released to the market.

Issued by

Belinda Chiu

Senior Adviser, Listings Compliance (Sydney)

5 July 2019	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

5 July 2019

Lisa Banh

Senior Adviser, Listings (Sydney)

ASX Compliance Pty Ltd

Level 6, Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Lisa

Immutep Limited – Request for a trading halt

Pursuant to ASX Listing Rule 17.1, Immutep requests a trading halt in its ordinary shares from the commencement of trading today, 5th July 2019.

In accordance with Listing Rule 17.1, we advise:

(a)    The trading halt is requested pending an announcement in relation to a potential capital raising;

(b)    Immutep wishes the trading halt to remain in place until the earlier of such time as it makes an announcement to the market regarding the outcome of the capital raising, or the commencement of trading on 9th July 2019; and

(c)    Immutep is not aware of any reason why the trading halt should not be granted, or of any information necessary to inform the market or ASX about the trading halt.

Yours sincerely

Deanne Miller

COO, General Counsel and Company Secretary

Immutep Limited